

July 24, 2013

Via E-mail
Roy Wolvin
Chief Financial Officer
Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St Laurent, Quebec, Canada, H4M 2V2

> **Re: Nymox Pharmaceutical Corporation**
> **Form 20-F for the Fiscal year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-12033**

Dear Mr. Wolvin:

We have reviewed your July 15, 2013 response to our July 3, 2013 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4
NX-1207 for Enlarged Prostate (BPH), page 14

1. We note your response to our prior comment 1 and reissue the comment in part. In addition to your proposed disclosure, please provide the following regarding the license and collaboration agreement with Recordati:
   - the total aggregate amount of additional potential milestone payments you may receive in the future under the agreement; and
   - the provisions of the agreement governing its early termination.

   Please provide us with the revised proposed disclosure to be included in your future annual reports when you respond to this comment letter.

<u>Patents and Intellectual Property Rights, pages 21-22</u>

2. We note your response to our prior comment 2 and reissue the comment in part. In addition to your proposed disclosure, please provide the following information for the three issued U.S. patents covering NX-1207:

    *   the date on which each individual patent expires; and
    *   the type of patent protection afforded by each individual patent.

    Please provide us with the revised proposed disclosure to be included in your future annual reports when you respond to this comment letter.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

    Sincerely,

    /s/ Jeffrey P. Riedler

    Jeffrey P. Riedler
    Assistant Director